Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210

716-845-6000
www.kavinokycook.com

March 31, 2010

BY FILING ON EDGAR

Mr. Mark C. Shannon
    Branch Chief
Mr. Mark Wojciechowski
    Staff Accountant
Mr. John Coleman
    Mining Engineer
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	Infrastructure Materials Corp. Form 10-K for Fiscal Year Ended June 30, 2009 Filed September 28, 2009 Form 10-Q for Quarterly Period Ended December 31, 2009 Filed February 12, 2010 File No. 0-52641

Gentlemen:

We refer to the letter of Branch Chief, Mark C. Shannon dated March 26, 2010 addressed to Infrastructure Materials Corp. (the “Company”).  On behalf of the Company, and after consultation with Mr. Wojciechowski, we request that the Company be given until April 16, 2010 to respond to the comments in your letter.  The Company is revising its disclosure related to its properties and is updating specific claims and mineral rights data, among other things, in order to fully respond to the comments.  The Company expects to be able to complete that process and provide a revised “Property” section as part of its response by April 16, 2010.

Very truly yours,

/s/ Jonathan H. Gardner
     Jonathan H. Gardner

cc:           Rakesh Malhotra
Cliff Low